UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 13, 2023

Graf Acquisition Corp. IV

(Exact name of registrant as specified in its charter)

Delaware	001-40427	86-2191918
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1790 Hughes Landing Blvd., Suite 400 The Woodlands, Texas	77380
(Address of principal executive offices)	(Zip Code)

(713) 489-1772
(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-fifth of one redeemable warrant	GFOR.U	The New York Stock Exchange
Common stock, par value $0.0001 per share	GFOR	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one share of common stock, each at an exercise price of $11.50	GFOR WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On April 14, 2023, Graf Acquisition Corp. IV, a Delaware corporation (“Graf”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Austria Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Graf (“Merger Sub”), and NKGen Biotech, Inc., a Delaware corporation (“NKGen”), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into NKGen (the “Merger”), with NKGen surviving the Merger in accordance with the Delaware General Corporation Law as a wholly-owned subsidiary of Graf (the Merger, together with the other transactions contemplated by the Merger Agreement and the related ancillary agreements, the “Business Combination”). The Business Combination is subject to certain closing conditions as summarized below under “Conditions to Closing.” Immediately prior to the closing of the Business Combination (the “Closing” and the date on which the Closing occurs, the “Closing Date”), Graf will change its name to “NKGen Biotech, Inc.” and NKGen will change its name to “NKGen Operating Biotech, Inc.” References herein to “New NKGen” denote Graf as the post-Business Combination entity.

NKGen is a clinical-stage biotechnology company focused on the development and commercialization of innovative autologous, allogeneic and CAR-NK Natural Killer cell therapeutics. NKGen is based in Santa Ana, CA, and has been funded since its inception in 2017 primarily by its majority stockholder, NKMAX Co., Ltd. (“NKMAX”), a public company based in the Republic of Korea.

The board of directors of Graf (the “Graf Board”) has unanimously approved and declared advisable the Merger Agreement and the Business Combination and resolved to recommend approval of the Merger Agreement and related matters by Graf’s stockholders.

Merger Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, Graf has agreed to issue to the equityholders of NKGen (other than holders of unvested NKGen options to purchase shares of common stock of NKGen (“NKGen options”) as of immediately prior to the Effective Time) aggregate consideration (the “Merger Consideration”) of a number of shares of newly issued common stock, par value $0.0001 per share, of New NKGen (“Common Stock”), valued at $10.00 per share, equal to the product of the number of outstanding shares of common stock of NKGen (“NKGen common stock”) at the Closing, multiplied by the Exchange Ratio. The “Exchange Ratio” is equal to the quotient of (A) the sum of (i) $145 million plus (ii) the aggregate amount of principal and accrued interest underlying convertible promissory notes of NKGen (“NKGen convertible notes”) that are converted into shares of NKGen common stock as of immediately prior to the effective time of the Merger (the “Effective Time”), divided by (B) $10.00, divided by (C) the number of Fully Diluted Shares of NKGen common stock immediately prior to the Effective Time. “Fully Diluted Shares” means, without duplication, the sum of (A) the aggregate number of shares of NKGen common stock outstanding as of immediately prior to the Effective Time, including shares of NKGen common stock issued as a result of the conversion of NKGen convertible notes into NKGen common stock as of immediately prior to the Effective Time, other than shares of NKGen common stock held in the treasury of NKGen, plus (B) to the extent not included in clause (A), shares of NKGen common stock underlying or issuable upon conversion of NKGen convertible notes, plus (C) the aggregate number of shares of NKGen common stock subject to vested NKGen options outstanding as of immediately prior to the Effective Time, plus (D) to the extent not included in the foregoing clauses (A) through (C), and to the extent (i) such shares of NKGen common stock are not subject to unvested NKGen options and (ii) are not Backstop Shares (as defined below) or shares that are subject to or issuable pursuant to the PIPE Financing Amount (as defined below), the aggregate number of shares of NKGen common stock subject to any other securities issued by NKGen that are converted or exercisable into, or exchangeable for, directly or indirectly, NKGen common stock or Common Stock, if any. Prior to the Closing, NKGen will use its commercially reasonable efforts to cause each NKGen convertible note to be converted into shares of NKGen common stock pursuant to its terms as of immediately prior to the Effective Time.

At the Effective Time, each outstanding and unexercised NKGen option will be cancelled and converted into an option to acquire Common Stock (“New NKGen Options”), provided that: (i) each such New NKGen Option shall be exercisable for that number of shares of Common Stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of NKGen common stock subject to such NKGen Option immediately prior the Effective Time multiplied by (B) the Exchange Ratio, and (ii) the per share exercise price for each share of Common Stock issuable upon exercise of the New NKGen Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of each NKGen Option immediately prior to the Effective Time by (B) the Exchange Ratio.

Conditions to Closing

The obligation of Graf and NKGen to consummate the Business Combination pursuant to the Merger Agreement is subject to the satisfaction or waiver of certain closing conditions, including, among others: (i)  the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger, (ii) approval by Graf’s stockholders and NKGen’s stockholders of the Merger Agreement, the Business Combination and certain other actions related thereto, (iii) that Graf has not received valid redemption requests (that have not subsequently been withdrawn) from holders of the Common Stock initially issued as part of the units sold by Graf in its initial public offering (the “public shares”) in an amount that would cause Graf not to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), (iv) effectiveness of the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by Graf in connection with the Business Combination, and the absence of any stop order suspending the effectiveness of the Registration Statement and no proceedings for that purpose are outstanding or threatened by the SEC and not withdrawn, (v) the shares of Common Stock to be issued in connection with the Business Combination having been approved for listing on the New York Stock Exchange (the “NYSE”), NYSE American or Nasdaq Stock Market (“Nasdaq”), as mutually determined by Graf and NKGen, subject only to official notice of issuance thereof, (vi) Graf has obtained its stockholder approval to extend the date by which Graf must consummate an initial business combination to September 29, 2023 (the “First Extension”) and if the Business Combination is not consummated by September 29, 2023, to November 29, 2023 (the “Second Extension” and together with the First Extension, the “Extensions”), (vii) that there shall be a directors and officers liability insurance policy(ies) obtained and fully paid for New NKGen applicable after the Closing, (viii) the accuracy of the representations and warranties, measured by a material adverse effect standard, and the performance of the covenants and agreements, of Graf and NKGen, respectively, subject to customary materiality qualifications, (ix) the absence of a material adverse event with respect to Graf or NKGen that is continuing, and (x) the delivery of customary closing certificates by officers of Graf and NKGen.

Additional conditions to NKGen’s obligations to consummate the Business Combination pursuant to the Merger Agreement include, among other things: (i) the Acquiror Closing Cash Amount is no less than an aggregate amount of $50 million, where the “Acquiror Closing Cash Amount” is, prior to giving effect to the payment of any transaction expenses, liability or other amounts incurred or payable by NKGen but after giving effect to the payment of any outstanding transaction expenses, liability or other amounts incurred or payable by Graf in connection with the Business Combination and the Extensions, the sum of (A) the amount of cash available in Graf’s trust account at Closing after deducting the aggregate amount payable with respect to the redemption of public shares (excluding any excise tax incurred by Graf under the Internal Revenue Code of 1986, as amended) (the “Closing Trust Account Amount”), (B) the aggregate amount received by NKGen, Graf or any of its subsidiaries pursuant to any PIPE investment that they may raise before Closing (the “PIPE Financing Amount”), and (C) the Backstop Amount (as defined below), (ii) that Graf has adopted an amended and restated certificate of incorporation substantially in the form set forth on the exhibit of the Merger Agreement, and (iii) certain directors and officers of Graf, as Graf and NKGen will mutually agree on prior to the Closing pursuant to the Business Combination Agreement, shall have resigned, effective as of the Closing.

Additional conditions to Graf’s obligation to consummate the Business Combination pursuant to the Merger Agreement include, among other things, that certain mortgage release documents or other assurances related to the release of a mortgage on NKGen’s owned real property shall have been delivered to Graf.

Covenants

The Merger Agreement contains certain covenants, including, among others, that (i) the parties use commercially reasonable efforts to conduct their respective businesses in the ordinary course through the Closing, (ii) NKGen provides to Graf and its representatives reasonable access through the Closing to NKGen’s properties, books, records and personnel, (iii) NKGen is to use commercially reasonable efforts to provide Graf, no later than May 1, 2023, the audited financial statements of NKGen as of and for the year ended December 31, 2022, audited in accordance with the auditing standards of the Public Company Accounting Oversight Board, as required and prepared in accordance with Generally Accepted Accounting Principles and Regulation S-X under the Securities Act, (iv) NKGen may enter into market standard employment agreements with such officers of NKGen employed by NKGen as of the date of the Business Combination Agreement, which agreements shall include material terms as recommended by NKGen’s compensation consultant and as mutually agreed by Graf and NKGen, (v) Graf shall, prior to the Closing, obtain its stockholders’ approval to adopt a long-term incentive plan and an employee stock purchase plan, as contemplated by the Business Combination Agreement, in forms mutually agreed by Graf and NKGen, in each case to become effective as of immediately following the Effective Time, (vi) the parties do not initiate any negotiations or enter into any agreements for certain alternative transactions, (vii) Graf prepares and files the Registration Statement and takes certain other actions to obtain the requisite approval of Graf stockholders of certain proposals regarding the Business Combination, (viii) NKGen shall use its reasonable best efforts to ensure that (A) the aggregate amount of principal and accrued interest underlying convertible notes of NKGen that are not converted into shares of NKGen common stock at the Effective time shall not exceed $5,000,000 and (B) any other indebtedness for borrowed money of NKGen shall collectively not exceed $10,000,000, (ix) NKGen shall enter into an intellectual property assignment agreement between NKGen and NKMAX to transfer certain trademarks and domain name registrations, (x) if the parties determine to pursue a PIPE investment, Graf shall take all actions to execute subscription agreements on terms mutually agreed between Graf and NKGen with investors and consummate the purchases thereunder and (xi) no later than and including September 29, 2023, NKGen shall have provided to Graf certain documents or other assurances related to the release of a mortgage on its owned real property.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by Graf, Merger Sub and NKGen. The representations and warranties of the respective parties to the Merger Agreement will not survive the Closing.

Termination

The Merger Agreement may be terminated under certain limited circumstances prior to the Closing, including, among others, (i) by mutual written consent of Graf and NKGen, (ii) by either Graf or NKGen if the Merger is prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation, provided that such prohibition is not primarily caused by the terminating party’s failure to fulfill any obligation under the Merger Agreement, (iii) by Graf or NKGen, respectively, if there is any material breach of any representation, warranty, covenant or agreement on the part of NKGen on the one hand, or by Graf, on the other hand, set forth in the Merger Agreement such that certain conditions would not be satisfied at the Closing, subject to customary cure periods, (iv) by either Graf or NKGen if the Closing has not occurred on or before September 29, 2023, as such date may be extended to match the date of the Second Extension of November 29, 2023 (the “Outside Date”), provided that the right to terminate the Merger Agreement will not be available if the terminating party’s failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing on or before the Outside Date, (v) by either Graf or NKGen if the approval of Graf’s stockholders of the Merger Agreement, the Business Combination and certain other actions related thereto has not been obtained by reason of the failure to obtain the required vote at the special meeting of Graf’s stockholders be held for the purpose of approving the proposals in connection with the Business Combination or at any adjournment of postponement thereof, (vi) by either Graf or NKGen if Graf’s stockholders do not approve the Extensions at a special meeting of Graf’s stockholders to be held to vote for the Extensions or at any adjournment of postponement thereof, (vii) by Graf if NKGen does not deliver the approval of NKGen’s stockholders to Graf as promptly as practicable to the extent permitted by applicable law, (and in any event, to the extent permitted, within five (5) days) after the information statement regarding the Business Combination is delivered to NKGen’s stockholders, (viii) by NKGen if the Graf Board changes or publicly proposes to change its recommendation to Graf’s stockholders that they approve the proposals in connection with the Business Combination, and (ix) by NKGen if (a) the shares of Common Stock are, or reasonably expected by NKGen to be, delisted from the NYSE or NYSE American, as applicable, because of Graf’s failure to comply with the continued listing requirements of NYSE or NYSE American, as applicable, or (b) Graf is unable to satisfy the listing requirements to list Common Stock on NYSE, NYSE American or Nasdaq in connection with the Closing.

The foregoing descriptions of the Merger Agreement and the Business Combination do not purport to be complete and are qualified in their entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Graf, NKGen or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Graf’s public disclosures.

Governance

The executive management of NKGen is expected to serve as the executive management of New NKGen following Closing. The number of and the members of the board of directors of New NKGen will be mutually agreed by NKGen and Graf prior to Closing.

Certain Related Agreements

Sponsor Support and Lockup Agreement

In connection with the entry into the Merger Agreement, on April 14, 2023, Graf, the Sponsor, certain directors and officers of Graf (the “Graf Insiders”) and NKGen entered into a sponsor support and lockup agreement (the “Sponsor Support and Lockup Agreement”), pursuant to which the Sponsor agreed to subject 2,947,262 shares of Common Stock held by the Sponsor (the “Deferred Founder Shares”) to vesting following Closing, as follows: (A) 1,473,631 shares of the Deferred Founder Shares will vest if, at any time during the Vesting Period, the volume weighted average price of the Common Stock as reported on the national security exchange on which the shares of Common Stock are then listed (“VWAP”) equals or exceeds $14.00 per share (as adjusted for share splits, share dividends, reorganizations, and recapitalizations) at any 20 trading days in a 30 consecutive trading-day period beginning from the Closing Date until the fifth anniversary of the Closing Date (the “Vesting Period” and such event, the “First Triggering Event”), and (B) 1,473,631 shares of the Deferred Founder Shares will vest if, at any time during the Vesting Period, the VWAP of the Common Stock equals or exceeds $16.00 per share (as adjusted for share splits, share dividends, reorganizations, and recapitalizations) at any 20 trading days in a 30 consecutive trading-day period during the Vesting Period (the “Second Triggering Event”).In the event that the First Triggering Event and/or Second Triggering Event does not occur, the respective Deferred Founder Shares will be forfeited. During the Vesting Period, the holders of the Deferred Founder Shares will not be entitled to exercise the voting rights carried by such Deferred Founder Shares, and the holder thereof will not be entitled to receive any dividends or other distributions in respect of such Deferred Founder Share.

In the event that there is any transaction or series of related transactions that results any third-party purchaser acquiring more than 50% of then issued and outstanding shares of Common Stock or the combined voting power of the then-outstanding shares of Common Stock or in the event that there is any sale, transfer, or other disposition to a third-party purchaser of all or substantially all of the assets of New NKGen (such transaction(s) or the sale, transfer or disposition, the “Acquiror Sale”) during the Vesting Period, and if the price per share of Common Stock paid or payable to holders of Common Stock in an Acquiror Sale (the “Acquiror Sale Price”) is (i) less than $14.00, all of the Deferred Founder Shares shall be deemed forfeited and cancelled for no consideration, (ii) greater than or equal to $14.00, but less than $16.00, 1,473,631 of the Deferred Founder Shares shall become fully vested and the remaining 1,473,631 shares of the Deferred Founder Shares shall be deemed forfeited and cancelled for no consideration and (iii) greater than or equal to $16.00, all of the Deferred Founder Shares shall become fully vested; provided, that in the event there is an Acquiror Sale during the Vesting Period in which (A) a third-party purchaser offers stock as consideration to all the then holders of outstanding Common Stock in their capacity as stockholders (and not as incentive compensation or pursuant to a rollover) and (B) the Acquiror Sale Price is equal to or greater than $10.00, but less than $14.00, then immediately prior to (but subject to) the consummation of the Acquiror Sale then to the extent any of the shares subject to forfeiture are then unvested, 33% of such Deferred Founder Shares will become fully vested and the remaining 67% of such shares will be deemed forfeited and cancelled for no consideration.

Additionally, the Sponsor agreed that (i)  with respect to 631,557 shares of the Common Stock held by the Sponsor (which are not the Deferred Founder Shares), a lock-up period from the Closing Date until the earliest of (A) 12 months after the Closing and (B) the VWAP of the Common Stock equals or exceeds $14.00 per share (as adjusted for share splits, share dividends, reorganizations, and recapitalizations) at any 20 trading days in a 30 consecutive trading-day period starting after 180 days following the Closing (“First Early Release Event”) and (ii) with respect to an additional 631,556 shares of the Common Stock held by the Sponsor (which are not the Deferred Founder Shares), a lock-up period from the Closing Date until the earliest of (A) 24 months after the Closing and (B) the VWAP of the Common Stock equals or exceeds $14.00 per share (as adjusted for share splits, share dividends, reorganizations, and recapitalizations) at any 20 trading days in a 30 consecutive trading-day period starting after 12 months following the Closing (“Second Early Release Event”), and (ii) with respect to the Deferred Founder Shares, lockup restrictions until their applicable vesting, and to the extent that such shares become fully vested, a lock-up period until 30 days following the date upon which such shares become fully vested.

Sponsor and the Graf Insiders agreed (i) to vote all voting equity securities of Graf owned by the Sponsor and the Graf Insiders in favor of the Merger Agreement, Business Combination, and each other proposal presented by Graf in the Registration Statement, and not to redeem any shares of Common Stock held by them, (ii) to certain non-solicitation limitations with respect to certain competing transactions, and (iii) to irrevocably waive, to the fullest extent permitted by law and the organizational documents of Graf, anti-dilution provisions, if any.

The Graf Insiders are bound by the lockup obligations stated in the letter agreement entered into during the time of Graf’s initial public offering.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

NKGen Support Agreements

In connection with and following the execution of the Merger Agreement, on April 14, 2023, Graf, NKGen and certain NKGen stockholders entered into voting agreements (the “NKGen Support Agreements”), pursuant to which holders representing the requisite vote required to adopt the Merger Agreement and approve the transactions contemplated thereby (i) agreed to vote their shares of NKGen common stock (x) in favor of the Merger and the adoption of the Merger Agreement and any other matters necessary or reasonably requested by NKGen or Graf to consummate the Business Combination, (y) if NKGen seeks stockholder approval at a meeting of stockholders, in favor of any proposal to adjourn such meeting to a later date if there are not sufficient votes to adopt the Merger Agreement or constitute a quorum, and (z) in favor of any other matters set forth in a written consent relating to the Business Combination, (ii) agreed to vote their shares of NKGen common stock against certain competing proposals and any proposal that would reasonably be expected to materially impede, interfere with, delay, postpone, or adversely affect the Merger or result in a breach of a covenant, representation, or warranty of NKGen under the Merger Agreement and/or these NKGen Support Agreements, (iii) agreed to non-solicitation limitation with respect to certain competing transactions, (iv) agreed not to transfer their shares of NKGen common stock until the Closing, and (v) waived any rights of appraisal or rights to dissent with respect to the Business Combination.

The foregoing description of the NKGen Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the NKGen Support Agreements, a copy of which is filed as Exhibit 10.2 hereto and is incorporated by reference herein.

Backstop Agreement

Concurrently with the execution of the Merger Agreement, on April 14, 2023, Graf entered into a backstop agreement (the “Backstop Agreement”) with NKMAX. Pursuant to the Backstop Agreement, NKMAX agreed to purchase, contingent upon and subject to the Closing, at a price at the lower of (i) $10.00 per share, or (ii) the lowest price per share paid by any other subscriber that has committed to purchase shares of Common Stock pursuant to a subscription agreement with Graf (the “Per Share Purchase Price”), a number of shares of Common Stock (the “Mandatory Backstop Shares”) equal to the Cash Commitment Amount divided by the Per Share Purchase Price, where the Cash Commitment Amount is $60 million less the sum of the Closing Trust Account Amount and the PIPE Financing Amount, provided that in no event will the aggregate purchase price paid by NKMAX for the Mandatory Backstop Shares exceed $25 million without the consent of NKMAX. NKMAX may purchase, at its option, additional shares of Common Stock (such additional number of shares, the “Optional Backstop Shares”, and together with the Mandatory Backstop Shares, the “Backstop Shares”), provided that in no event shall the aggregate purchase price paid by NKMAX for the Backstop Shares (such aggregate purchase price, the “Backstop Amount”) exceed $25 million without the consent of Graf. NKMAX does not have an obligation to purchase the Mandatory Backstop Shares if (i) any of the conditions (other than the Minimum Cash Condition amount) are not satisfied or waived as of such date (other than conditions to be satisfied or waived on the date of the Closing) or (ii) the Minimum Cash Condition Amount is calculated to be less than $25 million as of such date.

The Backstop Agreement contains customary representations and warranties, and is subject to customary closing conditions and termination rights. If the conditions to the consummation of the Backstop Agreement are satisfied, the closing of the acquisition of the Backstop Shares is expected to occur immediately prior to or substantially concurrently with the Closing of the Business Combination, but in any event concurrently with the closing of the PIPE investment that Graf may raise in connection with the Business Combination.

The foregoing description of the Backstop Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Backstop Agreement, a copy of which is filed as Exhibit 10.3 hereto and is incorporated by reference herein.

Lockup Agreement

In connection with the Closing, pursuant to the Merger Agreement, Graf, the Sponsor, stockholders of NKGen holding 5% or more of the shares of NKGen common stock on a fully-diluted basis as of the date of the Merger Agreement (as defined above), and each director and officer of NKGen that holds equity securities of NKGen prior to the Closing will enter into a lockup agreement (the “Lockup Agreement”), pursuant to which such NKGen stockholders will agree not to transfer (except for certain permitted transfers) (i) the shares of Common Stock held by such person immediately following the Closing and (ii) the shares of Common Stock issuable to such person upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing (collectively, the “Lockup Shares”), in each case, for a period of 180 days after the Closing. Notwithstanding the foregoing, the lockup with respect to NKMAX and NKMAX’s permitted transferees and Sponsor’s and Sponsor’s permitted transferees ends (i) with respect to 50% of NKMAX’s Lockup Shares, the earlier of (x) the date that is 12 months after the Closing Date and (y) the occurrence of the First Early Release Event and (ii) with respect to the remaining 50% of NKMAX’s Lockup Shares, the earlier of (x) the date that is 24 months after the Closing Date and (y) the occurrence of the Second Early Release Event.

The foregoing description of the Lockup Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Lockup Agreement, a copy of which is filed as Exhibit 10.4 hereto and is incorporated by reference herein.

A&R Registration Rights Agreement

In connection with the Closing, pursuant to the Merger Agreement, New NKGen the Sponsor, certain former stockholders of NKGen and certain directors and officers of Graf will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which New NKGen will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), within 30 Business Days (as defined in the A&R Registration Rights Agreement) following the Closing Date all Registrable Securities (as defined in the A&R Registration Rights Agreement). Additionally, in certain circumstances, the Sponsor and certain Graf Insiders (as defined in the A&R Registration Rights Agreement), on the one hand, and the NKGen Insiders (as defined in the A&R Registration Rights Agreement), on the other hand, may each demand up to an aggregate of three underwritten offerings, provided that New NKGen will not be obligated to effect more than an aggregate of two demand registrations in any 12-month period, and such stockholders will also be entitled to certain piggyback registration rights. New NKGen will bear certain expenses incurred in connection with the filing of any registration statements pursuant to the A&R Registration Rights Agreement.

The A&R Registration Rights Agreement will amend and restate the registration rights agreement that was entered into in connection with the consummation of Graf’s initial public offering (the “Registration Rights Agreement”). The A&R Registration Rights Agreement will terminate on the earlier of (i) the fifth anniversary of the Closing or (ii) the date as of which there ceases to be any Registrable Securities (as defined in the A&R Registration Rights Agreement), provided, that with respect to any applicable stockholder, the A&R Registration Rights Agreement will terminate on the date that such stockholder no longer holds any Registrable Securities (as defined in the Registration Rights Agreement).

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of A&R Registration Rights Agreement, a copy of which is filed as Exhibit 10.5 hereto and is incorporated by reference herein.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 13, 2023, Sterling Cross, Graf’s Chief Financial Officer, notified Graf of his intention to resign from his position, effective April 14, 2023. Mr. Cross did not advise Graf of any disagreement he had with Graf on any matter relating to its operations, policies, or practices. Graf will announce a new Chief Financial Officer in due course.

Item 7.01 Regulation FD Disclosure.

On April 14, 2023, Graf and NKGen issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Graf under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K (this “Current Report”) will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1.

Additional Information and Where to Find It

Graf has filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) and intends to file a definitive proxy statement, when available, with the SEC, to be used at its special meeting (the “Special Meeting”) of stockholders to approve the First Extension. Graf’s stockholders and other interested persons are advised to read, when the preliminary proxy statement and, when available, the definitive proxy statement relating to the First Extension, as these materials will contain important information about the First Extension, NKGen, Graf and the Business Combination. The definitive proxy statement and other relevant materials for the First Extension will be mailed to stockholders of Graf as of a record date to be established for voting on the First Extension.

In addition, if the First Extension is approved at the Special Meeting, Graf intends to file the Registration Statement with the SEC that will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Graf’s common stock in connection with its solicitation of proxies for the vote by Graf’s stockholders with respect to the proposed Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the proposed Business Combination. After the Registration Statement is declared effective, Graf will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the proposed Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Graf’s stockholders to be held to approve the proposed Business Combination and other matters. Graf may also file other documents with the SEC regarding the proposed Business Combination. Graf stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement, as well as any amendments or supplements thereto, and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these documents will contain important information about Graf, NKGen, and the proposed Business Combination.

Graf’s stockholders may obtain copies of the aforementioned documents and other documents filed by Graf with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Graf Acquisition Corp. IV, 1790 Hughes Landing Blvd., Suite 400, The Woodlands, Texas 77380, Attention: Anthony A. Kuznik, EVP & General Counsel.

Participants in Solicitation

Graf and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Graf’s stockholders with respect to the First Extension. Information regarding the names of Graf’s directors and officers and their interests in Graf is contained in the Annual Report on Form 10-K for the year ended December 31, 2022, filed by Graf with the SEC on March 31, 2023 (the “2022 Form 10-K”). In addition, information regarding the persons who may be deemed participants in the solicitation of proxies from Graf’s stockholders in connection with the First Extension is contained in the preliminary proxy statement and, when available, the definitive proxy statement relating to the First Extension, which are or will be filed with the SEC.

In addition, Graf, NKGen and their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies from Graf’s stockholders with respect to the Business Combination. Information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies from Graf’s stockholders in connection with the Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement and other relevant documents to be filed with the SEC regarding the Business Combination when they become available.

Investors and security holders of Graf and NKGen are urged to carefully read the aforementioned documents and other relevant documents that Graf will file with the SEC in connection with the First Extension and the Business Combination, when they become available, because they will contain important information about the First Extension and the proposed Business Combination. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

Certain statements included in this Current Report that are not historical facts are forward looking statementsfor purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements include statements relating to proposed the Business Combination between Graf and NKGen, the Extensions, NKGen’s or Graf’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination, estimated proceeds from the Business Combination, expectations regarding NKGen’s business development, as well as the NKGen’s future operations, including corporate governance and management plans.  These statements are based on various assumptions, whether or not identified in this Current Report or the exhibits hereto, and on the current expectations of the respective management of NKGen and Graf and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NKGen and Graf. These forward-looking statements are subject to a number of risks and uncertainties, including the inability of the parties to successfully or timely consummate the Business Combination; the failure to obtain the Extensions; the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by Graf’s stockholders, the satisfaction of the minimum cash condition and the receipt of certain governmental and regulatory approvals; the inability to obtain any PIPE investments; the effect of the announcement or pendency of the Business Combination on NKGen’s business relationships, operating results, and business generally; the risk that the proposed Business Combination disrupts the current plans and operations of NKGen; the risk that regulatory approvals for NKGen’s product development are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect New NKGen or the expected benefits of the Business Combination; NKGen’s ability to manage future growth; NKGen’s ability to manage clinical trials or studies, including any compassionate use programs and develop product pipeline; the dependence on the success of NKGen’s SNK natural killer cell technology platform; New NKGen’s ability to meet the listing standards of the NYSE, NYSE American or, Nasdaq; the amount of redemption requests made by Graf’s public stockholders; the ability of New NKGen to obtain additional financing required for operations and growth in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the complexity of numerous regulatory and legal requirements that NKGen needs to comply with to operate its business; the failure to obtain, adequately protect, maintain or enforce NKGen’s intellectual property rights; the ability of Graf or New NKGen to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future; the costs associated with New NKGen operating as a public company; the lack of active trading market for New NKGen’s common stock; the concentrated ownership of New NKGen common stock among NKGen’s existing executive officers, directors and principal stockholders; and those factors discussed in the 2022 Form 10-K under the heading “Risk Factors,” and other documents filed, or to be filed, by Graf with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Graf nor NKGen presently know, or that Graf or NKGen currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements in this Current Report and the exhibits hereto. In addition, forward-looking statements reflect Graf’s and NKGen’s expectations, plans, or forecasts of future events and views as of the date of this Current Report. Graf and NKGen anticipate that subsequent events and developments will cause Graf’s and NKGen’s assessments to change. However, while Graf and NKGen may elect to update these forward-looking statements at some point in the future, Graf and NKGen specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Graf’s and NKGen’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated as of April 14, 2023, by and among Graf Acquisition Corp. IV, Austria Merger Sub, Inc., and NKGen Biotech, Inc.

10.1	Sponsor Support and Lockup Agreement, dated as of April 14, 2023, by and among Graf Acquisition Corp. IV, NKGen Biotech, Inc., Graf Acquisition Partners IV, LLC, and certain officers and directors of Graf Acquisition Corp. IV named as parties thereto.

10.2	NKGen Support Agreement, dated as of April 14, 2023, by and among Graf Acquisition Corp. IV, and the stockholders of NKGen Biotech, Inc. named as parties thereto.

10.3	Backstop Agreement, dated as of April 14, 2023, by and among Graf Acquisition Corp. IV and NKMAX Co., Ltd.

10.4	Form of Lockup Agreement.

10.5	Form of Amended and Restated Registration Rights Agreement.

99.1	Joint Press Release, dated as of April 14, 2023.

104	Cover Page Interactive Data File - Embedded within the inline XBRL document

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAF ACQUISITION CORP. IV

Date: April 17, 2023

	By:	/s/ James A. Graf
	Name:	James A. Graf
	Title:	Chief Executive Officer